Exhibit 99.1

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中國石油天然氣股份有限公司

PETROCHINA COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 857)

Change in the Convening Method of Annual General Meeting for the year 2021

We refer to the notice and the supplemental notice of annual general meeting for the year 2021 (the “AGM”) of PetroChina Company Limited (the “Company”) dated 22 April 2022 and 13 May 2022, respectively (collectively, the “AGM Notices”), which set out details of the AGM to be held at V-Continent Wuzhou Hotel, No. 8, North 4th Ring Middle Road, Chaoyang District, Beijing, the PRC on Thursday, 9 June 2022 at 9:00 a.m. Unless otherwise indicated, the capitalized terms used in this announcement shall have the same meaning as those defined in the AGM Notices.

In order to strictly implement the relevant requirements on the epidemic prevention and control in Beijing, and to protect the health and safety of shareholders (“Shareholder(s)”), staff and stakeholders of the Company, as well as their rights and interests in accordance with the laws, the AGM will be held by way of online meeting (video) instead of physical meeting. The Company provides special reminders as follows in relation to participation in the AGM:

1.

Whether the Shareholders or the proxies intend to participate in the online meeting (video), the Shareholders still need to appoint the chairman of the AGM as proxy to vote by completing and delivering the First Form of Proxy and Supplemental Form of Proxy before deadline (i.e., by not later than 9:00 a.m., on Wednesday, 8 June 2022) to exercise voting rights.

2.

Shareholders or the proxies intending to participate in the online meeting (video) must complete the registration before the following deadline. Proofs of identity and the contact information of intending participants shall be provided for the registration. To ensure Shareholders or the proxies to attend the AGM smoothly, please register by emailing to zhouyunpeng@petrochina.com.cn before 9:00 a.m., on Wednesday, 8 June 2022.

3.

The Company will identify the Shareholders based on the register of members on the record date set out in the AGM Notices and provide the Shareholders and the proxies who have successfully completed the registration of the online meeting (video) and identity verification with online meeting (video) access. The online meeting (video) access is for the sole use of such Shareholders or such proxies.

4.	Save for the above-mentioned adjustments, other matters of the AGM such as time, the record date and resolutions to be considered shall remain unchanged.

By order of the Board
PetroChina Company Limited
Company Secretary
Chai Shouping

Beijing, the PRC

1 June 2022

As at the date of this announcement, the Board comprises Mr. Dai Houliang as Chairman; Mr. Hou Qijun as Vice Chairman and non-executive Director; Mr. Duan Liangwei as non-executive Director; Mr. Jiao Fangzheng, Mr. Huang Yongzhang and Mr. Ren Lixin as executive Directors; and Ms. Elsie Leung Oi-sie, Mr. Tokuchi Tatsuhito, Mr. Simon Henry, Mr. Cai Jinyong and Mr. Jiang, Simon X. as independent non-executive Directors.